April 2, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Withdrawal of Registration Statement on Form S-1

ProShares Trust II (File No. 333-218304)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, ProShare Capital Management LLC (the “Sponsor”) on behalf of ProShares Trust II (the “Trust”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above referenced Registration Statement on Form S-1 (File No. 333-218304) (the “Registration Statement”). The Registration Statement was initially filed with the Commission on May 26, 2017 (Accession No. 0001193125-17-185760).

The Registration Statement has not been declared effective by the Commission, and the Sponsor on behalf of the Trust confirms that no securities have been sold or will be sold pursuant to the Registration Statement.

Upon the withdrawal, unused registration fees ($232.00) previously paid for on May 26, 2017 in connection with that offering will be available for offset for the Trust’s future filings.

We appreciate your assistance with this matter. If you have any questions regarding this matter, please contact the undersigned at (240) 497-6400.

Very truly yours,

/s/ Robert J. Borzone Jr.
Robert J. Borzone Jr. Senior Director and Legal Counsel